UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

For the month of May 10, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: May 10, 2002

By: Luciana Bastos de Freitas Rachid

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

For additional information, please visit PETROBRAS' website at::

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510

THOMSON FINANCIAL/CARSON
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@thomsonir.com
Richard Marte (New York)
(212) 701-1812
richard.marte@tfn.com
Valter Faria (Brazil)
(11) 3848-0887 ext. 202
valter.faria@thomsonir.com.br

LISTED BOVESPA Sao Paulo Stock Exchange COMPANY

PBR LISTED NYSE

PBRA LISTED NYSE

Description	[redacted]	
	Jan - Mar	
	[redacted]	[redacted]
Gross Operating Revenue from Sales +/ Services	15.129	16.306
Raw Materials Used	(1.091)	(1.080)
Products for Resale	(959)	(1.582)
Materials, Energy, Services & Others	(2.086)	(2.427)
Value Added Generated	**10.993**	**11.217**
Depreciation & Amortization	(657)	(890)
Subsidiaries	(6)	837
Financial Income	660	884
Total Distributable Value Added	**10.990**	**12.048**
Distribution of Value Added		
Personnel		
Salaries, Benefits and Charges	671	597
Government Entities		
Taxes, Fees and Contributions	6.387	5.528
Government Participation	1.114	842
Deferred Income Tax & Social contribution	246	351
	7.747	**6.721**
Financial Institutions and Suppliers		
Financial Expenses, Rent & Freight	**1.508**	**2.142**
Shareholders		
Profit (Loss) in the period	1.064	2.588
	1.064	**2.588**

(1) Unconsolidated, prepared in accordance with Brazilian GAAP.

Cash Flow Statement – Controlling Company

		Jan - Mar	
4Q-2001		[illegible]	[illegible]
2.374	**Net Income (Loss)**	**1.064**	**2.588**
718	(+) Adjustments	(1.952)	914
369	Depreciation & amortization	657	890
1.469	Petroleum & alcohol account	24	415
(597)	Supply petroleum & petroleum products - Foreign	(2.566)	(1.323)
(633)	Charges related to financing and associated companies	79	359
110	Other adjustments	(146)	573
3.092	**(=) Net Cash generated by operating activities**	**(888)**	**3.502**
(331)	(-) Cash used in investing activities	1.926	1.124
1.365	Investment in E&P	1.071	844
461	Investment in refining & transport	296	151
(8)	Investment in Gas & Energy	54	24
(1.858)	Structured projects net of advances	405	16
(42)	Dividends	0	-
(249)	Other investments	100	89
3.423	**(=) Free cash flow**	**(2.814)**	**2.378**
(868)	(-) Cash used in financing activities	2.748	1.310
4.291	**(=) Net cash generation in the period**	**(5.562)**	**1.068**
10.815	Cash at the beginning of period	15.106	10.174
15.106	Cash at the end of period	9.544	11.242

(1) Unconsolidated, prepared in accordance with Brazilian GAAP.

Balance Sheet – Controlling Company

	Mar.31,2002	Dec.31,2001
Current Assets	**23.153**	**27.708**
Cash and Cash Equivalents	9.544	15.106
Accounts Receivable	4.407	3.557
Inventories	6.681	6.231
Others	2.521	2.814
Non-Current Assets	**17.345**	**16.672**
Petroleum & Alcohol Account	164	187
Subsidiaries, Controlled and Associate Companies	8.072	7.699
Ventures being Negotiated	533	421
Advances to Suppliers	883	867
Advances to Migration - Petros Plan	2.621	2.544
Deferred Taxes and Social Contribution	1.857	2.022
Others	3.215	2.932
Fixed Assets	**27.815**	**27.503**
Investments	8.563	8.494
Property, plant & equipment	18.920	18.699
Deferred	332	310
Total Assets	**68.313**	**71.883**

	Mar.31,2002	Dec.31,2001
Current Liabilities	**21.478**	**25.778**
Short-term Debt	1.255	1.539
Suppliers	9.548	14.305
Taxes & Social Contribution Payable	3.596	3.068
Dividends	2.326	2.513
Project Finance and Joint Ventures	2.164	2.164
Pension Plan	249	236
Others	2.340	1.953
Long-term Liabilities	**16.053**	**16.394**
Long-term Debt	5.612	6.109
Subsidiaries and Affiliates	1.885	1.896
Pension Plan	2.197	2.235
Health Care Benefits	3.120	3.012
Deferred Taxes & Social Contribution	3.065	2.982
Others	174	160
Shareholders' Equity	**30.782**	**29.711**
Capital Stock	16.631	13.373
Reserves	13.087	6.044
Net Income in the Period	1.064	10.294
Total Liabilities	**68.313**	**71.883**

(1) Unconsolidated, prepared in accordance with Brazilian GAAP.

Income Statement – Controlling Company

	[redacted]	
	Jan - Mar	
Description	[redacted]	[redacted]
Gross Operating Revenue from Sales +/ Services	15.129	16.306
Raw Materials Used	(1.091)	(1.080)
Products for Resale	(959)	(1.582)
Materials, Energy, Services & Others	(2.086)	(2.427)
Value Added Generated	**10.993**	**11.217**
Depreciation & Amortization	(657)	(890)
Subsidiaries	(6)	837
Financial Income	660	884
Total Distributable Value Added	**10.990**	**12.048**
Distribution of Value Added		
Personnel		
Salaries, Benefits and Charges	671	597
Government Entities		
Taxes, Fees and Contributions	6.387	5.528
Government Participation	1.114	842
Deferred Income Tax & Social contribution	246	351
	7.747	**6.721**
Financial Institutions and Suppliers		
Financial Expenses, Rent & Freight	**1.508**	**2.142**
Shareholders		
Profit (Loss) in the period	1.064	2.588
	1.064	**2.588**

(1) Unconsolidated, prepared in accordance with Brazilian GAAP.

4.Reconciliation of the Consolidated Results and Shareholders' Equity

	[illegible]	
	[illegible]	[illegible]
.According Petrobras' quarterly information as of December 31, 2001	30.782	1.064
.Profit in the sales of products in affiliated inventories	(88)	(88)
.Profit reversion in inventories in fiscal years		68
.Capitalized Interest	(57)	-
.Absortion of negative Net Worth in affiliated companies	(563)	2
.Other eliminations	(95)	(180)
.According Consolidated Quarterly Information as of December 31, 2001	29.979	866

5. Environmental and Social Projects

The main Environmental and Social Projects are available at www.petrobras.com.br/ri/ingles

6. PETROBRAS' shares and ADR program

VALUATION TITLE/INDEX	1Q2002 (%)
Petrobras ON	12,9%
Petrobras PN	16,8%
ADR- Level III - ON	13,6%
ADR- Level III - PN	12,1%
IBOVESPA	-2,4%
DOW JONES	3,8%
NASDAQ	5,4%

2. Consolidated Taxes and Charges

PETROBRAS' economic contribution in 1Q2002 to the country, as measured through payments of taxes, fees and charges, totaled R$ 7,301 million - an increase of 53% compared to the same period in 2001.

[illegible]				
		Full Year		
4Q-2001		[illegible]	[illegible]	Δ [illegible]
2.750	Value Added Tax (ICMS)	**2.179**	2.459	(11)
2.112	PASEP/COFINS [1]	**870**	1.932	(55)
1.010	Income Tax & Social Contribution on I	**1.589**	274	480
-	Import Tax / CIDE	**2.500**	-	-
148	Others	**163**	110	48
187	Economic Contribution - Foreign	**302**	110	174
6.207	**Total**	**7.603**	**4.885**	56

(1) Please see comments on sales deductions on page 10

[2] CIDE – INTERVENTION CONTRIBUTION OF THE ECONOMIC DOMAIN (*CONTRIBUIÇÃO DE INTERVENÇÃO D DOMÍNIO ECONÔMICO*)

3.Government Participations

[illegible]				
		Jan - Mar		
4Q-2001		[illegible]	[illegible]	Δ [illegible]
565	Royalties	**539**	511	5
509	Special Participation	**350**	469	(25)
	Signing on Bonus	**-**	-	-
7	Surface Rental Fees	**73**	61	20
43	Foreign	**55**	22	150
1.124	**Total**	**1.017**	**1.063**	(4)

The year-over-year growth of 5% in royalty payments during 1Q2002 reflects the growth in domestic production and the impact of foreign exchange depreciation on the reference prices for domestic oil, which is the basis for establishing the value of the royalties to be collected.

Highly productive fields such as Marlim, Albacora, Barracuda and Marlim Sul are subject to special participation payments, the value of which is a function of the variation in the reference prices of the oil lifted based on a methodology established by the ANP and calculated on the basis of the previous quarter's quotations. When compared to 4Q2001, the special participation value paid in 1Q2002 fell by 31% due to the higher oil reference prices and the appreciation of the dollar against the Real during 3Q2001 (used to calculate the special participation in 4Q01) as opposed to the effects of these factors in 4Q2001 (used to calculate the 1Q2002 payment).

1. Changes in the Petroleum and Alcohol Accounts

[illegible]

4Q-2001		Jan - Mar [illegible]	[illegible]
1.656	Initial Balance	187	2.951
(1.094)	Collection of PPE:	(14)	(506)
103	Reimbursement to 3rd Parties	(10)	(4)
66	Reimbursement to PETROBRAS	(1)	39
6	Intercompany Lending Charges	2	7
(550)	Regularization - GTI*	-	-
187	Final Balance	164	2.487

* INTER-MINISTERIAL WORKING PARTY

In 1Q2002, the balance in the Petroleum and Alcohol Accounts decreased by R$ 23 million, resulting in an outstanding balance of R$ 164 million. The principal factors contributing to this reduction were as follows:

. Adjustments in PPE (*Parcela de Preço Especifica*) revenues related to previous reporting periods, the result being: a R$ 14 million surplus following the adjustments in sales due to court injunctions by distributors against PASEP and COFINS charges for the financial years 2000 and 2001.

. Reimbursements of subsidies to the distributors and Sugar Cane Thermo Power plants related to debit and credit notices for a net credit value of R$ 10 million for the period up to December 31, 2001, according to Provisional Measure 18 dated December 28, 2001.

In 2002, the National Petroleum Agency (*Agência Nacional de Petróleo – ANP*) will make an additional audit of the Petroleum and Alcohol accounts for the period from July 1, 1998 to December 31, 2001. This will conclude the process of reconciliation of these accounts with the Federal Government, the formalization of which will be through a Statement of Admission of Debt document to be signed by June 30, 2002. However, under Provisory Measure 18 of December 28, 2001, the signature of this document may be postponed until December 31, 2002.

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
INTERNATIONAL AREA							
Assets	**2.500**	**637**	**313**	**733**	**2.193**	**(1.929)**	**4.447**
INCOME STATEMENTS							
Net Operating Revenues	**151**	**532**	**218**	**23**	**-**	**(312)**	**612**
Inter-segments	98	239	-	13	-	(312)	38
Third Parties	53	293	218	10	-	-	574
Operating Profit (Loss)	**28**	**28**	**(31)**	**(5)**	**36**	**-**	**56**
Net Income (Loss)	**37**	**10**	**(19)**	**(79)**	**(12)**	**0**	**(63)**

(1) Prepared in accordance with Brazilian GAAP.

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assets	**21.515**	**20.207**	**6.543**	**3.685**	**4.447**	**22.192**	**(3.294)**	**75.295**
Current Assets	**4.227**	**10.765**	**1.499**	**2.294**	**1.347**	**14.595**	**(2.136)**	**32.591**
Cash and Cash Equivalents	-	1.340	237	54	372	13.031	-	15.034
Others	4.227	9.425	1.262	2.240	975	1.564	(2.136)	17.557
Non-current assets	**2.643**	**1.041**	**2.049**	**531**	**344**	**6.813**	**(1.062)**	**12.359**
Petroleum & Alcohol Account	-	-	-	-	-	164	-	164
Marketable Securities	-	6	-	-	-	701	-	707
Others	2.643	1.035	2.049	531	344	5.948	(1.062)	11.488
Fixed assets	14.645	8.401	2.995	860	2.756	784	(96)	30.345

The accounting information related to each business segment was prepared on the basis of accountability, with the objective of attributing only those items over which each segment has control.

Below are the main criteria used in the segmentation of the businesses:

a) Net operating revenues: including revenues generated from sales to external clients, plus inter-segment sales based on the internal transfer price established for transactions between the areas.

b) Operating profit: encompasses net operating revenues, cost of products and services sold allocated on a segment-by-segment basis taking into account the internal transfer price and the remaining operating costs of each segment. Operating expenses are also computed on the basis of those expenses effectively incurred by each segment.

c) Assets: those assets effectively pertaining to each segment.

Consolidated Statement of Business Segmentation - March.31.2002

	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Income Statements								
Net Operating Revenues	5.764	9.284	517	3.759	612	-	(8.697)	11.239
Intersegments	5.450	3.031	106	72	38	-	(8.697)	-
Third Parties	314	6.253	411	3.687	574	-	-	11.239
Cost of Goods Sold	(3.356)	(8.209)	(430)	(3.424)	(537)	-	8.419	(7.537)
Gross Profit	2.408	1.075	87	335	75	-	(278)	3.702
Operating Expenses	(432)	(584)	(193)	(264)	(19)	(673)	(65)	(2.228)
Sales, General & Administrative	(52)	(454)	(29)	(244)	(59)	(229)	-	(1.067)
Tax	-	(18)	(2)	(23)	(6)	(124)	-	(173)
Cost of Prospecting, Drilling & Lifting	(228)	-	-	-	(4)	-	-	(232)
Research & Development	(39)	(26)	(3)	-	-	(20)	-	(88)
Others	(113)	(86)	(159)	3	50	(300)	(65)	(670)
Operating Profit (Loss)	1.976	491	(106)	71	56	(673)	(343)	1.472
Interest Income (Expenses)	(98)	31	(47)	4	(66)	423	-	247
Gains from Investment in Subsidiaries	-	15	-	-	(59)	4	-	(40)
Non-operating Income (Expense)	-	(4)	-	-	10	2	-	8
Income before Taxes & Minority Interest	1.878	533	(153)	75	(59)	(244)	(343)	1.687
Income Tax & Social Contribution	(648)	(187)	55	(27)	(6)	(41)	139	(715)
Minority interest	-	(7)	-	(13)	2	(88)	-	(106)
Employee interest	-	-	-	-	-	-	-	-
Net Income (Loss)	1.230	339	98	35	(63)	(373)	(204)	866

(1) Prepared in accordance with Brazilian GAAP.

Value Added Statement – Consolidated

	[redacted]	
	Jan - Mar	
	[redacted]	[redacted]
Description		
Gross Operating Revenue from Sales &/ Services	17.910	19.091
Raw Materials Used	(1.428)	(1.080)
Products for Resale	(2.292)	(3.131)
Materials, Energy, Services & Others	(2.529)	(2.610)
Value Added Generated	**11.661**	**12.270**
Depreciation & Amortization	(911)	(1.135)
Participation in Associated Companies	(40)	177
Financial Income	1.287	1.004
Total Distributable Value Added	**11.997**	**12.316**
Distribution of Value Added		
Personnel		
Salaries, Benefits and Charges	862	701
Government Entities		
Taxes, Fees and Contributions	7.099	5.862
Government Participation	1.113	843
Deferred Income Tax & Social contribution	(93)	263
	8.119	6.968
Financial Institutions and Suppliers		
Financial Expenses, Interest, Rent & Freight	2.044	2.520
Shareholders		
Dividends	-	-
Minority Interest	106	(148)
Retained Income	866	2.275
	972	2.127

(1) Prepared in accordance with Brazilian GAAP.

Cash Flow Statement – Consolidated

		[redacted]	
		Jan - Mar	
4Q-2001		[redacted]	[redacted]
2.823	**Net Income (Loss)**	**866**	**2.275**
1.281	(+) Adjustments	729	2.425
780	Depreciation & Amortization	911	1.135
1.469	Petroleum & Alcohol Account	24	464
(1.075)	Charges on Financing and Connected Companies	328	1.380
107	Other Adjustments	(534)	(554)
4.104	**(=) Net Cash Generated by Operating Activities**	**1.595**	**4.700**
328	(-) Cash used for Cap.Epend.	2.709	1.404
1.691	Investment in E&P	1.311	1.057
339	Investment in Refining & Transport	383	135
415	Investment in Gas and Energy	184	23
(1.858)	Project Finance	405	16
(15)	Dividends	(16)	(34)
(244)	Other investments	442	207
3.776	**(=) Free cash flow**	**(1.114)**	**3.296**
243	(-) Cash used in Financing Activities	960	1.561
3.533	**(=) Net cash Generation in the Period**	**(2.074)**	**1.735**
13.575	Cash at the Beginning of Period	17.108	11.391
17.108	Cash at the End of Period	15.034	13.126

(1) Prepared in accordance with Brazilian GAAP.

Balance Sheet – Consolidated

[illegible]	[illegible]	
	Mar.31,2002	Dec.31,2001
Current Assets	**32.591**	**33.933**
Cash and Cash Equivalents	15.034	17.108
Accounts Receivable	6.998	6.452
Inventories	7.539	7.166
Others	3.020	3.207
Non-current assets	**12.359**	**11.687**
Petroleum & Alcohol Account	164	187
Ventures under Negotiation	533	421
Advances to Suppliers	883	867
Marketable Securities	707	707
Investments in Companies to be Privatized	469	478
Deferred Taxes and Social Contribution	2.697	2.703
Advance for Pension Plan Migration	2.621	2.544
Others	4.285	3.780
Fixed assets	**30.345**	**29.539**
Investments	1.642	1.358
Property, Plant & Equipment	28.265	27.742
Deferred	438	439
Total Assets	**75.295**	**75.159**

[illegible]	[illegible]	
	Mar.31,2002	Dec.31,2001
Current Liabilities	**20.449**	**21.864**
Short-term Debt	3.866	5.132
Suppliers	4.286	4.433
Taxes & Social Contribution Payable	4.546	4.858
Project Finance and Joint Ventures	2.164	2.164
Pension fund obligations	286	271
Proposed Dividends	2.373	2.557
Others	2.928	2.449
Long-term Liabilities	**24.480**	**23.807**
Long-term Debt	14.696	13.703
Pension Plan	2.410	2.470
Health Care Benefits	3.383	3.271
Deferred Taxes & Social Contribution	3.204	3.283
Others	787	1.080
Provision for Future Earnings	**233**	**479**
Minority Interest	**153**	**42**
Shareholders' Equity	**29.979**	**28.967**
Capital Stock	16.631	13.373
Reserves	12.482	5.727
Net income in the Period	866	9.867
Total liabilities	**75.295**	**75.159**

(1) Prepared in accordance with Brazilian GAAP.

Income Statement – Consolidated

[redacted]

4Q-2001		Jan - Mar [redacted]	[redacted]
19.642	**Gross Operating Revenues**	17.778	18.822
(6.178)	**Sales Deductions**	(6.539)	(5.322)
13.464	**Net Operating Revenues**	11.239	13.500
(8.375)	Cost of Goods Sold	(7.537)	(7.833)
5.090	**Gross Profit**	3.702	5.667
	Operating Expenses		
(1.139)	Sales, General & Administrative	(1.067)	(858)
(420)	Cost of Prospecting, Drilling & Lifting	(232)	(124)
(109)	Research & Development	(88)	(58)
(153)	Taxes	(173)	(148)
(853)	Others	(670)	(862)
	Net Financial Expense		
196	Income	702	831
(561)	Expense	(442)	(455)
(351)	Monetary & Foreign Exchange Correction - Assets	585	170
1.832	Monetary & Foreign Exchange Correction - Liabilities	(598)	(1.291)
1.116		247	(745)
(1.557)		(1.984)	(2.795)
(427)	Gains from Investment in Subsidiaries	(40)	177
3.106	Operating Profit	1.679	3.049
849	**Non-operating Income (Expense)**	8	137
(263)	**Employee Profit Sharing Plan**	-	-
(576)	**Income Tax & Social Contribution**	(715)	(1.059)
(291)	**Minority interest**	(106)	148
2.825	**Net Income (Loss)**	866	2.275

Cost of Consolidated Sales

In 1Q2002, the cost structure was changed following the introduction of the CIDE charge (Law 10.336/2001), resulting in higher total charges for the quarter of approximately 23% compared with 1Q2001. This reflects the new criteria for collecting CIDE revenues, (and also lower revenue generation from the extinction PPE in 1Q2001) and higher international prices for oil products prevailing during the first months of 2001.

[illegible]

		Jan - Mar		
4Q-2001		[illegible]	[illegible]	Δ
3.054	ICMS	**2.608**	2.872	(9)
1.953	PASEP/COFINS	**173**	1.829	(91)
-	CIDE	**3.613**	-	-
1.094	PPE	-	506	-
77	Others	**146**	115	27
6.177	**Total**	**6.539**	5.322	23

As of January 1, 2002, the Brazilian fuel market has been totally deregulated pursuant to Law 9478 (the Petroleum Law) and Law 9990 of August 1997 and July 21, 2001, respectively. Other companies are now permitted to produce and sell fuels to the domestic market as well as import and export oil products. As part of the deregulation process, under Law 10336 dated December 19, 2001, the Federal Government has introduced the so-called Intervention Contribution of the Economic Domain charge (*Contribuição de Intervenção do Domínio Econômico – CIDE*) on the importation and sale of fuels. This charge is being levied on producers, mixers and importers. Collection of the charge is made in Reais pursuant to the provisions of article 5 of Law 10336 and based on the unit measure sold for each fuel type.

The 91% year-over-year reduction in PASEP/COFINS in 1Q2002 also reflects the regulation to Law 10336/2001, article 8, which permits these charges to be offset against CIDE payments.

Exploration & Production

In 1Q2002, domestic oil and NGL production was 10% higher than in 4Q2001 because of the Company's enhanced operating efficiency during the period and in particular, due to the start-up of the Marlim Sul field's P-40/P-38 system in December 2001 which reached an average daily production of 100,000 barrels/day in March 2002. March was also the month in which the Company reach a new monthly production record of oil and NGL with an average daily output of 1,501 thousand barrels/day, indicative of PETROBRAS'S efforts to increase Brazilian production so as to reach a level of near national self-sufficiency. During 1Q2002, the average oil, NGL and natural gas production was 10% higher than for the same period in 2001.

[illegible]

4Q-2001		Jan - Mar [illegible]	Jan - Mar [illegible]	Δ [illegible]
1.397	**Oil and NGL production**	**1.526**	**1.387**	10
1.359	Domestic market	1.489	1.346	11
38	Foreign market	37	41	(10)
262	**Natural gas production**	**281**	**254**	**11**
240	Domestic market	262	231	13
22	Foreign market	19	23	(17)
1.659	**Total production**	**1.807**	**1.641**	**10**

* Excluding liquefied gas and including reinjected gas.

The year-over-year increase in oil and NGL production in 1Q 2002 was achieved as a result of the start-up of production from new wells, as well as new operating systems in the Marlim, Marlim Sul and Espadarte fields. The improved natural gas output was primarily from enhanced oil and NGL production.

Overseas production of oil and natural gas reported a year-over-year decrease in great part due to production declines in Angola, lower gas demand in Argentina and the sale of production assets in the USA and the United Kingdom (PBUK).

Refining, Transport and Marketing

The year-over-year increase (1%) in the share of domestic oil as a percentage of total refinery throughput in 1Q 2002, was intended to increase the Company's profitability.

[illegible]

1Q-2002		Jan - Mar [illegible]	Jan - Mar [illegible]	Δ [illegible]
268	Crude oil imports	216	146	48
234	Oil product imports	215	378	(43)
103	Oil product exports	160	97	65
180	Crude oil exports	141	185	(24)
219	Net imports	130	242	(46)
1.680	Output of oil products	1.722	1.625	6
1.620	. Brazil	1.662	1.596	4
61	. International	60	29	107
2.022	Primary Processed Installed Capacity	2.022	1.991	2
1.931	. Brazil	1.931	1.931	-
91	. International	91	60	52
	Use of Installed Capacity			
83	. Brazil	85	84	1
67	. International	66	61	8
75	Domestic crude as % of total feedstock processed	81	80	1

Net Operating Revenue

Consolidated net operating revenue fell by 17% in 1Q2002, when compared to the same period in 2001, indicative of the reduction in domestic sales' volume (4%), the decline in gasoline and diesel oil prices in January 2002, as well as the increase in sales charges as a result of the introduction of the CIDE in 1Q2002 compared with the lower revenues which accrued from the now extinct PPE charge in 1Q2001.

Net operating revenue was also down by 17% compared to 4Q2001, due to lower gasoline and diesel oil prices -- a knock-on effect from the falling international quotations for these products as of October 2001.

		Jan - Mar [1]		
4Q-2001		[illegible]	[illegible]	Δ
11.959	**PETROBRAS**	**9.375**	11.620	(19)
4.344	BR Distribuidora	**3.759**	3.586	5
761	Braspetro – consolidated	**1.921**	2.184	(12)
99	Gaspetro – consolidated	**137**	77	78
505	PIFCo - consolidated	**2.653**	3.357	(21)
475	Transpetro – consolidated	**436**	205	113
803	Downstream - consolidated	**720**	689	4
	Less:			
(5.482)	*Eliminations and adjustments*	**(7.762)**	(8.218)	(6)
13.464	**Consolidated net operating revenues**	**11.239**	13.500	(17)

(1) Prepared in accordance with Brazilian GAAP.

Sales Volume

Domestic sales volume in 1Q2002 posted a decline of 4% compared to the same period in 2001, mainly due to poorer naphtha sales. Since the beginning of 1Q2002, petrochemical companies have begun to import part of their naphtha requirements. Oil output from the Marlim field boosted exports by 12% as compared to 1Q2001.

4Q-2001		[illegible]	[illegible]	Δ
1.653	**Total Oil Products**	**1.594**	1.681	(5)
23	Alcohol, Nitogen and others	**26**	38	(32)
164	Natural Gas	**141**	117	21
1.840	**Total domestic market**	**1.761**	1.836	(4)
283	**Total international market**	**316**	282	12
2.123	**Total (in thousand m^3)**	**2.077**	2.118	(2)

Costs

[illegible]

4Q-2001		Jan - Mar [illegible]	[illegible]	Δ [illegible]
	Lifting Costs:			
	. Brazil			
3,05	.. without government participation	**3,46**	3,38	2
5,92	.. with government participation	**6,75**	6,68	1
2,78	. International	**1,97**	2,24	(12)
	Refining cost			
1,12	. Brazil	**1,04**	1,02	2
1,07	. International	**1,17**	1,10	6
134	Overhead in US$ million (2)	**119**	136	(13)

(1) Prepared in accordance with Brazilian GAAP and translated into U.S. dollars at the average exchange rate during the p

(2) Include enviromnemtal expenditures.

In 1Q2002, domestic lifting costs, excluding Government participations, were 2% higher when compared to the same period in 2001 due to: increased consumption of raw materials and additional contracts for the supply of preventive and corrective maintenance services, insurance, drilling rigs, platforms and equipment for well production and oil transport and processing. The quarter-over-quarter increase in lifting costs of 13% primarily represents an restatement in the operation cost.

In 1Q2002, domestic lifting costs, including Government participations, increased 1% when compared the first quarter of 2001. On a quarter-over-quarter basis, costs were 14% higher due to the performance of domestic oil reference prices in 1Q2002. Costs were also boosted by increased productivity at the Marlim Sul field, which in turn resulted in a higher special participation rate and increased quarterly expenditures.

In 1Q2002, domestic unit refining cost posted an increase of 2% year-over-year, reflecting the greater use of chemical and catalytic products. This increase was partially offset by the translation(exchange rate) effects of the dollar on domestic currency-based costs due to the depreciation of the Real against the dollar. Compared to 4Q2001, domestic refining costs in 1Q2002 declined by 7%, in large part due to greater expenditure following the scheduled stoppages at the RLAM, REDUC and REPAR refineries in the third quarter of 2001.

The 13% year-over-year reduction in the Overhead item (1) in 1Q2002, is due to lower payroll expenditure as well as the depreciation in the Real against the dollar. The Overhead item also fell by 11% quarter-over-quarter despite reduced spending on contracted services, notably: sponsorships, donations, publicity and institutional advertising.

Exploration & Production

In 1Q2002, domestic oil and NGL production was 10% higher than in 4Q2001 because of the Company's enhanced operating efficiency during the period and in particular, due to the start-up of the Marlim Sul field's P-40/P-38 system in December 2001 which reached an average daily production of 100,000 barrels/day in March 2002. March was also the month in which the Company reach a new monthly production record of oil and NGL with an average daily output of 1,501 thousand barrels/day, indicative of PETROBRAS'S efforts to increase Brazilian production so as to reach a level of near national self-sufficiency. During 1Q2002, the average oil, NGL and natural gas production was 10% higher than for the same period in 2001.

[illegible]

		Jan - Mar		
4Q-2001		[illegible]	[illegible]	Δ [illegible]
1.397	Oil and NGL production	**1.526**	**1.387**	**10**
1.359	Domestic market	1.489	1.346	11
38	Foreign market	37	41	(10)
262	**Natural gas production**	**281**	**254**	**11**
240	Domestic market	262	231	13
22	Foreign market	19	23	(17)
1.659	**Total production**	**1.807**	**1.641**	**10**

* Excluding liquefied gas and including reinjected gas.

The year-over-year increase in oil and NGL production in 1Q 2002 was achieved as a result of the start-up of production from new wells, as well as new operating systems in the Marlim, Marlim Sul and Espadarte fields. The improved natural gas output was primarily from enhanced oil and NGL production.

Overseas production of oil and natural gas reported a year-over-year decrease in great part due to production declines in Angola, lower gas demand in Argentina and the sale of production assets in the USA and the United Kingdom (PBUK).

Refining, Transport and Marketing

The year-over-year increase (1%) in the share of domestic oil as a percentage of total refinery throughput in 1Q 2002, was intended to increase the Company's profitability.

[illegible]

		Jan - Mar		
1Q-2002		[illegible]	[illegible]	Δ [illegible]
268	Crude oil imports	**216**	146	48
234	Oil product imports	**215**	378	(43)
103	Oil product exports	**160**	97	65
180	Crude oil exports	**141**	185	(24)
219	Net imports	**130**	242	(46)
1.680	Output of oil products	**1.722**	1.625	6
1.620	. Brazil	**1.662**	1.596	4
61	. International	**60**	29	107
2.022	Primary Processed Installed Capacity	**2.022**	1.991	2
1.931	. Brazil	**1.931**	1.931	-
91	. International	**91**	60	52
	Use of Installed Capacity			
83	. Brazil	**85**	84	1
67	. International	**66**	61	8
75	Domestic crude as % of total feedstock processed	**81**	80	1

Consolidated Capital Expenditures

In accordance with the objectives established in the strategic plan for 2001 – 2005, PETROBRAS continues to prioritize capital expenditures in the development of oil and natural gas production for its own account and through joint ventures. In 1Q2002, total capital expenditures were R$ 2,492 *million (excluding those through* SPCs *on an off-balance sheet* basis worth approximately US$ 255 million in the first quarter), representing an increase of 50% over investments made in 1Q2001.

[illegible]

	Jan -Mar (1)				
	[illegible]	[illegible]	[illegible]	[illegible]	Δ
Domestic market					
Own Investments	**2.090**	**84**	**1.396**	**84**	**50**
Exploration & Production	1.252	50	922	55	36
Supply	361	14	157	9	130
Gas and Energy	166	7	77	5	116
International	162	7	161	10	1
Distribution	70	3	34	2	106
Corporate	79	3	45	3	76
Ventures under Negotiation	**111**	**4**	**28**	**2**	**296**
Structured Projects	**291**	**12**	**242**	**14**	**20**
Exploration & Production	**291**	**12**	**242**	**14**	
Albacora	75	3	31	2	142
Espadarte/Marimbá/Voador	94	4	69	4	36
Cabiunas	18	1	21	1	(14)
Cia. Petrolífera Marlim	80	3	115	7	(30)
Others	24	1	6	-	300
	2.492 *	**100**	**1.666**	**100**	**50**
International market					
Exploration & Production	115	72	161	100	(29)
Supply	6	4	-	-	-
Gas and Energy	38	23	-	-	-
Distribution	1	-	-		
Others	2	1	-	-	-
Total Investments	**162**	**100**	**161**	**100**	**1**

(1) 2001 figures does not include the amount of approximatelly US$ 255 million invested by SPC's, as previously mentioned.

- In 1Q2002, 65% of the Company's domestic capital expenditures for its own account were allocated to exploration and production.
- In-line with its objectives to increase production, the Company signed 59 Joint-Ventures agreements to develop areas where PETROBRAS has already made commercial finds, and to promote future exploration activity. Currently, 45 Consortia are operating involving forecasted capital expenditures of US$ 5,276 million.

Consolidated Economic Indicators

In 1Q02, PETROBRAS, its subsidiaries and controlled companies generated a total operating profit of R$ 2.4 billion before interest, taxes, depreciation and amortization, (EBITDA) which was 50% lower than that

4Q-2001		[illegible]	
		2002	**2001**
38	**Gross margin (%)**	**33**	42
18	**Operating margin (%)**	**13**	27
21	**Net margin (%)**	**8**	17
3.207	**EBITDA – R$ million**	**2.383**	4.752

(1) Consolidated, prepared in accordance with Brazilian GAAP.

reported for the same period in 2001.

In 1Q2002, gross margins fell in relation to 4Q2001. This reflected the reduction in gasoline and diesel oil prices following the price decline in oil products in the international market as of October 2001, which was partially offset by lower oil product import costs, which was also the result of falling international prices and the appreciation of the Real against the dollar in 4Q2001. The gross margin was also favorably influenced by: the decline in imported volumes during the quarter, lower oil production costs resulting from the lower outlays in the previous quarter involving government and third party consortium participations, as well as the higher percentage of domestic crude used in refinery throughput.

In 1Q2002, operating and net margins reported a quarter-over-quarter decline for the same aforementioned reasons that *affected gross margins. In addition, net margins were also negatively impacted by: financial overheads as a result of the* appreciation? of the Real against the dollar in 1Q2002 (0.1%), compared to the 13% depreciation? in 4Q2001 and higher provisions for income tax and social contribution charges. These charges resulted from tax savings in 4Q2001, in the amount of R$ 329 million which represent shareholder remuneration via payment of interest on capital in the Company's accounts.

Consolidated Debt

	[illegible]		
	[illegible]	[illegible]	Δ [illegible]
Short-term Debt	7.081	8.520	(17)
Long-term Debt	20.069	18.241	10
Total Debt	27.150	26.761	1
Net Debt	12.116	9.653	26
Net Debt/ (Net Debt + Equity Ratio)	29%	25%	4
Total Net Assets	66.685	63.813	5
Capital Structure (liabilities / total assets)	55%	55%	-

(1) *Includes debt contracted by special purpose companies through which PETROBRAS structured Project Finance operations.*
(2) Total liabilities net of cash/cash equivalents.

As of March 31, 2002, the PETROBRAS System reported an increase in net debt of 26% since December 31, 2001, which is primarily due to the reduction in cash balances, reflecting the payment of taxes on income from investments in NTN-Ps, higher charges following the introduction of the CIDE charge and payment of complementary dividends for the 1998/1999/2000 financial years.

.The Company is attempting to improve its debt profile by taking on long-term liabilities and simultaneously paying down its short-term obligations. The debt/equity ratio was 55% on March 31, 2002 – remaining stable as compared to the amount recorded on December 31, 2001.

PIFCo. – In 1Q2002, PIFCo. reported a consolidated loss of R$ 70 million (a loss of R$ 6 million in 1Q2001), as a result of the reduction in LIBOR, used as the basis for reimbursing the company's activities of intermediating oil and oil product imports on behalf of PETROBRAS.

TRANSPETRO – TRANSPETRO reported consolidated net income of R$ 96 million in 1Q2002 (net income of R$ 56 million in 1Q2001) from the operation of its own fleet of 46 ships and an additional 13 vessels chartered to the Controlling Company (on a time charter party basis) and received from PETROBRAS on a bare boat charter basis. The provision of transport and storage services to the Controlling Company and third parties, together with pipelines and terminals leased from PETROBRAS also contributed to the result. On March 20, 2002, PETROBRAS injected capital into TRANSPETRO in the amount of R$ 106 million through the assignment of 18 of its own vessels.

DOWNSTREAM – DOWNSTREAM reported consolidated net income of R$ 20 million in 1Q2002 (net income of R$ 136 million in 1Q2001). The decline in the result was mainly due to the reduction in REFAP's naphtha sales to COPESUL following the start of direct raw material imports by the latter. The impact on EG-3's shareholders' equity due foreign exchange losses of R$ 179 million recorded by 5283 Participações (controlled by DOWNSTREAM) was entirely offset by the amortization of the discount arising from the asset exchange with Repsol, with the economic principal for this discount being the potential effects that could occur as a result of the economic situation in Argentina.

Results for each Company

4Q-2001		Jan-Mar (1) [illegible]	Jan-Mar (1) [illegible]
2.374	**PETROBRAS**	1.064	2.588
167	BR Distribuidora	381	45
286	Petroquisa	59	80
(569)	Braspetro – consolidated	(55)	511
263	Gaspetro – consolidated	18	(158)
123	PIFCo - consolidated	(70)	(6)
108	Transpetro – consolidated	96	56
35	Downstream - consolidated	20	136
	Less:		
340	Eliminations and adjustments	(460)	(964)
(304)	Minority Interests	(187)	(13)
2.823	**Consolidated net income (loss)**	866	2.275

(1) Prepared in accordance with Brazilian GAAP.

The principal factors affecting the net income of each company were:

PETROBRAS – For 1Q2002, PETROBRAS posted net income of R$ 1,064 million, mainly due to the quarter-over-quarter reduction in gross margin. This reduction reflected a decline in the sale price of gasoline and diesel oil in January 2002. Also contributing to 1Q2002 results were: the writing-off of R$ 135 million in dry or non-commercial wells; the results of the subsidiaries, which were down by R$ 843 million when compared to 1Q2001; and the lower depreciation of the Real against the dollar during the period (0.1% in 1Q2002 as compared to 10.5% in 1Q2001), all of which produced a positive financial result of R$ 280 million. On March 28, 2001, PETROBRAS acquired stakes in 13 piped gas distribution companies from BR worth R$ 554 million and at the same time assigned these investments to GASPETRO, without affecting the 1Q2002 results.

BR – In 1Q2002, BR posted a net income of R$ 381 million (R$ 45 million in 1Q2001), which largely reflected profit from the sale of its stakes in 13 piped gas distribution companies to PETROBRAS for a total value of R$ 506 million, increased sales volume of oil products (5.2%), notably gasoline and diesel oil and finally, the reduction in net financial overheads during the quarter (R$ 8 million).

PETROQUISA – The Company reported net income of R$ 59 million in 1Q2002 (R$ 80 million in 1Q2001), as a result of net financial income of R$ 76 million, from inter-company loans to PETROBRAS, and equity income of R$ 15 million (R$ 9 million in 1Q2001).

BRASPETRO – BRASPETRO posted a loss of R$ 55 million for 1Q2002 (net income of R$ 511 million in the same period in 2001), mainly due to foreign exchange losses on equity holdings in overseas controlled companies, with the strongest impact being the devaluation of the Argentine peso, which alone resulted in a loss of R$ 106 million.

GASPETRO – GASPETRO reported consolidated net income of R$ 18 million in 1Q2002 (R$ 158 million loss in 1Q2001), reflecting the gross income from TBG's gas-carrying services (growth of 78%) as well as the effect of the lower exchange variation on TBG's foreign currency debt, again representing the lower depreciation of the Real against the dollar during 1Q2002 (0.1% against a 10.5% depreciation in 1Q2001). On March 28, 2001, GASPETRO acquired shareholding stakes in 13 piped gas distribution companies from PETROBRAS worth R$ 554 million.

Consolidated Results

PETROBRAS, its subsidiaries and controlled companies reported consolidated net income of R$ 866 million in 1Q2002, with an operating profit that equaled 13% of net operating revenue (18% in 4Q2001).

[illegible]

		Jan-Mar (1)		
4Q-2001		[illegible]	[illegible]	Δ
19.642	Gross Operating Revenue	17.778	18.822	(6)
13.464	Net Operating Revenue	11.239	13.500	(17)
2.415	Operating Profit (2)	1.472	3.617	(59)
1.116	Interest Income (Expenses)	247	(745)	-
2.823	Net Income for the period	866	2.275	(62)
2,60	Net income per share	0,80	2,10	(62)
56.309	Market Value (Parent Company)	65.252	52.904	23

(1) Consolidated, prepared in accordance with Brazilian GAAP.

(2) Before financial income and expenses and the gain from investments in subsidiaries.

Net Consolidated Income

The main factors that affected the Company's consolidated net income in 1Q2002 were:

- The decline in the international prices of oil products, which were reflected in the reduction of domestic sale prices of gasoline and diesel oil in January 2002. That same month and following the complete deregulation of the Brazilian fuel market, PETROBRAS' basic oil product prices were no longer dictated by the Federal Government's readjustment formula. However, any comparisons with previous quarters remains valid since the international market and the dollar foreign exchange rate will continue to be the criteria used to determine or adjust prices.

- The increased local production of oil, NGL and natural gas, which generated an increase in refinery throughput of domestic crude (81% in 1Q2002 vs. 80% in 1Q2001), thus implying a better cost structure.

- The net foreign exchange loss from the translation effect on shareholders' equity in overseas controlled companies, totaling R$ 126 million.

- The writing-off (loss) of R$ 135 million of dry or non-commercial wells.

- Net interest income of R$ 247 million, primarily due to the lower depreciation of the Real against the dollar (0.1% in 1Q2002), and lower interest rates on financing.

Comments from the President, Mr. Francisco Gros

The first quarter of 2002 marked the beginning of the Company's operations in a totally deregulated Brazilian fuel market.

At the same time, PETROBRAS' quarterly earnings - along with those of its peers elsewhere - were strongly impacted by the reduction in international oil and oil product prices.

Operational Highlights:

As of January 1, 2002, the Brazilian fuel market was totally deregulated in line with Law 9478 (the Petroleum Law) of August 1997 and Law 9990 dated July 21, 2001. Essentially, this means that other companies are now able to produce and sell oil and oil products in the domestic market, as well as conduct their own import and export operations. This has already been reflected in the 4% decline in sales volume of oil products, (1Q2002 over 1Q2001) primarily due to naphtha imports in the petrochemical sector.

In 1Q2002, the domestic output of oil and NGL grew approximately 11% when compared to the same period last year, reaching an average of 1,489 thousand barrels/day during the quarter.

In March 2002, PETROBRAS reported an all-time record production of oil and NGL in Brazil with an average of 1,501 thousand barrels/day, 81% which came from Campos Basin.

The proportion of national crude in refinery throughput reached 81% in 1Q2002, an increase of 1% compared to 1Q2001, thus implying a better cost structure profile.

There was a significant increase of 78% (over 1Q2001) in service volume related to natural gas carried by TBG - controlled by Gaspetro - which operates the Bolivia-Brazil pipeline.

First quarter 2002 capital expenditures were R$ 2,492 million (excluding investments in SPCs), representing a growth of 50% over the same period in 2001.

Oil exports registered an average of 160 thousand barrels/day in 1Q2002, an increase of 65% when compared to the same period in 2001. Net oil and oil product imports totaled 130 thousand barrels/day, a year-over-year decline of 46%.

Also highlight was the 13% reduction in "Overhead" expenditure in 1Q2002 from the amount recorded for the same period in the previous f year.

Financial Highlights:

Net consolidated operating revenue in 1Q2002 was R$ 11,239 million, (R$ 13,500 million in 1Q2001), this reflected the lower realization prices of oil products that were in decline since October 2001. In spite of this, the Company reported strong cash generation with an EBITDA of R$ 2.4 billion.

Gross and net margins in the first quarter of 2002 were 33% and 8% respectively. These margins were below those recorded for 1Q2001 due to the reduction of international oil product prices. Despite this fact, the gross margin is in-line with that of our peers while the net margin was the highest reported among the major international oil companies.

Despite the highly volatile nature of the financial market, PETROBRAS, through its PFICO subsidiary, successfully issued US$ 500 million in Senior Notes with a five-year maturity. The price established for this operation established a yield of 9.125% and the issue was rated Baa1 – Investment Grade, by Moody's Investor Services.

In addition, PETROBRAS recorded a significant quarter-over-quarter reduction of 17% in short-term debt, thus contributing to the continual improvement of the Company's debt profile.

PETROBRAS

PETROBRAS ANNOUNCES FIRST QUARTER 2002 RESULTS

(Rio de Janeiro – May 10, 2002) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in millions of Reais, according to generally accepted Brazilian accounting principles.

For the first quarter of 2002 Petrobras reported consolidated net income of R$ 866 million a decrease of 69% regarding 4Q01. As of March 31, 2002, market capitalization was R$ 65,252 million.

. Consolidated net income for 1Q2002 was R$ 866 million (R$ 2,275 million for the same period last year). This figure was impacted by a gross operating margin of 33% (42% in 1Q2001), which reflected: the lower prices of oil products in the international market since October 2001, lower sales volumes in the domestic market (4%), and decreased net foreign exchange losses as result of the Real depreciating less against the dollar (0.1% in 1Q2002 versus 10.5% in 1Q2001).

. Consolidated gross operating revenue in 1Q2002 totaled R$ 17,778 million while net operating revenue totaled R$ 11,239 million, reflecting the decline in oil product prices in the international market, which slipped an average of 3.4% since December 31,2001. In 1Q2001, gross and net operating revenue were R$ 18,822 million and R$ 13,500 million respectively.

. While EBITDA for 1Q2002 was 50% lower than in the same period in 2001, cash generation remained strong at R$ 2.4 billion.

. In 1Q2002, oil, NGL and natural gas production reported a year-over-year increase of approximately 10% when compared to the same period in 2001, reaching a quarterly average of 1,807 thousand barrels/day. In March 2002, PETROBRAS posted a new record in the monthly output of oil and NGL in Brazil with an average of 1,501 thousand barrels/day, with 81% coming from Campos Basin. Total quarter-over-quarter production was up by 9%.

. On March 31, 2002, the Company's market capitalization was R$ 65,252 million, an increase of 16% compared to the amount recorded as of December 31, 2001 and equivalent to 212% of the controlling company's net shareholders' equity (R$ 30,782 million).

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